POSTERNAK
Posternak Blankstein & Lund
June 4, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: John Reynolds, Assistant Director

Re:	National Dentex Corporation Proxy Statement on Schedule 14A Filed April 27, 2010 File No. 000-000-23092 Form 10-K for Fiscal Year-Ended December 31, 2009 Filed March 12, 2010
Ladies and Gentlemen:
          On behalf of National Dentex Corporation (“National Dentex”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission, received by letter dated May 24, 2010, relating to National Dentex’s Proxy Statement on Schedule 14A (File No. 000-000-23092) (the “Preliminary Merger Proxy Statement”).
          National Dentex Corporation is concurrently filing via EDGAR Amendment No. 1 to the Preliminary Merger Proxy Statement (“Amendment No. 1”), and for the convenience of the Staff, will also provide to the Staff by courier a copy of this letter and a marked copy of the Amendment No. 1 (against the Preliminary Merger Proxy Statement filed on April 27, 2010).
          In this letter, we have recited the comments from the Staff in bold type and have followed each comment with National Dentex Corporation’s response. Except as otherwise specifically indicated, page references in our responses correspond to the applicable pages of Amendment No. 1.
Preliminary Proxy Statement on Schedule 14A, filed April 27, 2010
General Comments
1.	Please advise whether any of your officers or directors have entered into arrangements to vote their shares in favor of the proposed transaction.

RESPONSE: National Dentex’s officers and directors have not entered into any arrangements to vote their shares in favor of the proposed transaction. However, as noted in the Preliminary Merger Proxy Statement, National Dentex’s Board of Directors has unanimously determined that the Merger is advisable and in the best interest of shareholders and has recommended shareholders vote “for” the Merger.

2.	We note your statements on pages seven and 40 that you and Welsh Carson have filed notification reports under the Hart-Scott Rodino Act. Given the structure of your transaction, it was unclear why GeoDigm was not the filing party. Please advise.
Prudential Tower 800 Boylston Street Boston, MA 02199-8004 617.973.6100 fax 617.367.2315 www.pbl.com

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

RESPONSE: Welsh, Carson, Anderson & Stowe XI, L.P., which we refer to as “Welsh Carson” or “Sponsor” in the Preliminary Merger Proxy Statement, is the controlling investor of the sole stockholder of GDC Holdings, Inc., a Delaware corporation, which we refer to as “Parent” in the Preliminary Merger Proxy Statement. Parent indirectly wholly owns Royal Acquisition Corp., a Delaware corporation, which is referred to in the Preliminary Merger Proxy Statement as “Merger Sub”. Merger Sub is also a direct wholly owned subsidiary of GeoDigm Corporation, a Minnesota corporation, which we refer to as “GeoDigm” in the Preliminary Merger Proxy Statement. Parent is the sole stockholder of GeoDigm. Following the consummation of the Merger, GeoDigm will own all of the outstanding stock of National Dentex. In accordance with the Hart-Scott Rodino Act, as amended (“HSR”), the ultimate parent entities are required to make the filing. Welsh Carson is the ultimate parent entity under this corporate structure for HSR purposes. The Preliminary Merger Proxy Statement has been revised on pages 1 and 3 to clarify why Welsh Carson is the filing party for the HSR notification.
Summary, page 5
3.	Please revise to provide in your Summary section more detail regarding the financial interests that the executive officers and directors have in the merger that may be different from the interests of other shareholders.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to provide more detail in the Summary section regarding the financial interests that the executive officers and directors have in the Merger that may be different from the interests of the shareholders.

4.	On page seven and elsewhere you indicate that you and GeoDigm are party to an equity commitment letter with Welsh Carson pursuant to which Welsh Carson has agreed to provide up to $139 million in financing. Please supplementally provide us with the equity commitment letter. In addition, in the appropriate location(s), please revise to:
a.	Address the procedures you undertook to verify that these funds would be available at closing; and,

b.	Clarify the parties and material terms of this letter, including whether the letter itself — as opposed to the merger agreement — is specifically enforceable by you. Also address Welsh Carson’s ability to refuse to finance the deal. Please clarify whether the letter provides that it shall be specifically enforceable or if this is merely a legal remedy which has not been precluded by the terms of the letter.
RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 4 to clarify the material terms of the Equity Commitment Letter and to state that it is specifically enforceable by National Dentex. We also note the disclosure in the Preliminary Merger Proxy Statement with respect to the Equity Commitment Letter on page 10 (Remedies; Specific Performance) and page 57 (Financing Commitments; Cooperation of National Dentex), which further discusses the parties, the material terms of the Equity Commitment Letter, and the remedies. Additionally, as requested, the Preliminary Merger Proxy Statement has been revised on page 25 to discuss the procedures National Dentex undertook to verify that the funds would be available at closing.

As requested, a copy of the Equity Commitment Letter has been supplementally provided to the Staff under separate cover.
The Merger, page 21
5.	We note the statements here and in the Management’s Discussion and Analysis from your Form 10-K concerning the “impact of price sensitive consumers postponing elective dental work due to the weakening economy and the negative impact this has had on [y]our revenues.” It was unclear to us how you currently view this impact and whether you believe matters had changed since “early

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

2008.” In all appropriate locations, please revise to address your current views and outlook, including whether you believe that customer sentiments are changing and the expected duration of any continued downturn in your business. Also, if material, address any built-up demand as a result of patients deferring procedures during this timeframe. In this regard we note statements in your most recent Form 10-Q indicating that “[a]s the economy continues to recover, [you] anticipate that [y]our new cost structure and improvements in productivity will allow [you] to capitalize on the expected increase in demand for dental services, as patients who deferred these types of expenditures no longer do so.”

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 19 to indicate (i) that the increased competition from offshore laboratories and the deployment of technology based solutions are current trends that National Dentex believes could present long term risk to its competitive position and future prospects, and (ii) that the decline in consumer demand due to the impact of price sensitive consumers postponing dental work that occurred during fiscal 2008 and 2009 subsided during the first quarter of 2010.

6.	We note the disclosure in this section that you received a written inquiry from a Welsh Carson fund proposing a potential acquisition at $19/share in February 2008 which was subsequently declined in favor of your existing operating plan. As your current transaction is at $17/share, please explain in greater detail the changes in your business between 2008 and 2010 which caused you to abandon your operating plan and to conclude that your enterprise value had declined by approximately $2/share. We similarly note that you declined a separate oral offer at $17 in October 2008 in part because it was unlikely that you would be able to consummate a transaction “at a per share price that would reflect an acceptable valuation ....” Please revise to address the changes in your business which prompted you to accept the offer at this time and clarify whether management believes that these trends will continue in the future or are transitory.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 23 to emphasize why that the Board of Directors did not believe that a transaction could be actually consummated at the proposed per share purchase prices being offered by either Welsh Carson or Party B. The Board was of the opinion that for a transaction to be consummated with either party it would be at a price per share lower than either of the proposed prices, and that such lower prices would not have likely reflected an acceptable valuation in light of the then state of the U.S. economy. The Preliminary Merger Proxy Statement has also been revised on page 19 to indicate that the $19 per share price in the January 2008 letter was part of a preliminary inquiry that was subject to further analysis and due diligence by Welsh Carson and was not an offer that was binding. It should also be noted that for the fiscal years ended December 31, 2007, 2008 and 2009, net sales were $171.4 million, $171.7 million, and $161.2 million, respectively; gross profit was $72.6 million, $69.5 million, and $68.1 million, respectively; and net income (loss) was $6.6 million, ($0.9 million), and $5.8 million, respectively.

7.	Please clarify the reference to “another independent confirmation of the fairness of the value ...” on page 28.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to delete the reference to “another independent confirmation of the fairness of the value...”. Additionally, the Preliminary Merger Proxy Statement has been revised on page 39 to briefly state the reasons for selecting Signal Hill in response to question 14 below.

8.	We note your disclosure that “from time to time following our October 13, 2008 board meeting through December 2009, Mr. Brown was contacted by representatives of GeoDigm, Welsh Carson and Party B and had various informal discussions with such parties regarding their continued interest in our Company.” Please revise to discuss any material negotiations of the merger during this time period in greater detail.

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

RESPONSE: Mr. Brown’s contacts with GeoDigm, Welsh Carson and Party B during the time period following October 13, 2008 through December 2009 were informal and there were no material discussions or negotiations with respect to a potential transaction involving National Dentex during that period.

9.	Please revise to disclose your stock price just prior to April 2, 2010.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 28 to indicate the closing price of National Dentex common stock on April 1, 2010.

10.	Discuss the negotiations in the meetings from March 14, 2010 to March 16, 2010 regarding the consideration for the merger in greater detail. Please explain in detail how the consideration to be paid for National Dentex was determined.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 26 to add addition detail regarding the negotiations in the meetings from March 14, 2010 to March 16, 2010, including with respect to the price per share.

11.	We note that Signal Hill delivered a fairness opinion to the board of directors on April 2, 2010. Any presentations or reports prepared by management or Signal Hill, prior to the board’s determination on April 2, 2010 to approve the merger, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to us.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on pages 27 and 31 to add additional disclosure regarding Signal Hill’s presentations to the board of directors on March 31, 2010 and April 2, 2010. The Signal Hill presentations on March 31, 2010 and April 2, 2010 are being supplementally provided to the Staff under separate cover.

12.	Please expand the descriptions of the board meetings for March 16, 2010, March 31, 2010 and April 2, 2010 to provide more detail. The disclosure should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on pages 26, 27 and 28 to expand the descriptions of the Board of Directors meetings for March 16, 2010, March 31, 2010 and April 2, 2010, including the description of Signal Hill’s presentations to the Board on March 31, 2010 and April 2, 2010.

13.	Please revise to update your disclosure to address any alternative acquisition proposals presented to the company since the company executed the definitive agreements on April 2, 2010 with GeoDigm and Welsh Carson.

RESPONSE: As requested, the Preliminary Proxy Statement has been revised to address the contacts during the “go-shop” period and that there were no alternative acquisition proposals presented to National Dentex after the execution of the Merger Agreement on April 2, 2010.

14.	Please revise to briefly address how and why Signal Hill was selected to provide you a fairness opinion.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 39 to briefly address how and why Signal Hill was selected.

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

15.	On page 33 you indicate that Signal Hill “made numerous assumptions with respect to industry performance, general business, market and economic conditions ...”. Please revise to summarize the material assumptions underlying the analysis.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to remove this statement.

16.	We note the statement on page 33 that the opinion was “designed specifically for the express purposes of the board of directors and may not translate to any other purposes.” Please explain the meaning of this statement and revise the phrase “express purposes of the board” as it appears designed to limit shareholder reliance on the opinion.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to remove this statement.

17.	We note the statements on page 33 that Signal Hill’s opinion is based on the results of all of the analyses performed and that it did not make separate or judgments regarding individual analyses. Please revise to include a brief summation explaining the overall conclusion, how it was arrived at, and how each individual analysis contributed to the overall conclusion.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to remove this statement and to revise the disclosure as requested.

18.	Please revise page 34 to address the term Equity Value which is discussed on page 35 but is otherwise unclear.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to provide an explanation of the term “Equity Value” on page 34.

19.	Please revise to specifically address how the comparable companies were determined for each analysis. In addition, revise to provide appropriate data ranges supporting comparability. For example, provide a range of market capitalizations, revenues, and EBITDA for the comparable company trading analysis and indicate where National Dentex would fall within each category.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to provide the relevant metrics and data ranges that Signal Hill considered in determining the comparable companies.

20.	Also, we noted several entities listed under Competition in your Form 10-K, such as Dental Services Group, Dental Technologies, and Glidewell Laboratories, for example, which do not appear included in your analyses as comparable companies. Please advise.

RESPONSE: The companies referenced in this comment are not publicly traded and as such there was insufficient market data available to Signal Hill to perform a meaningful analysis regarding these companies.

21.	Please revise to provide more details on how Signal Hill in the comparable companies analysis on comparable CY 2010 EBITDA determined the implied reference enterprise value range of National Dentex of $104.2 million to $168.5 million.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on pages 35 and 36 to add more detail on how Signal Hill, in the comparable companies analysis on CY 2010 EBITDA, determined the implied reference enterprise value range of National Dentex of $104.2 million to $168.5 million.

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

22.	Please revise to provide more details on how Signal Hill in the selected transactions analysis determined the implied reference enterprise value range of National Dentex of $99.2 million to $142.7 million.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 36 to add more detail on how Signal Hill, in the selected transactions analysis, determined the implied reference enterprise value range of National Dentex of $99.2 million to $142.7 million.

23.	Please revise to indicate whether any of the transactions used under the selected transactions analysis were distressed sales or were otherwise entered into under financial or market circumstances which would have negatively impacted the terms of the transaction. If you are aware of such circumstances, revise to address whether it impacted the analysis.

RESPONSE: Based upon publicly available information, neither National Dentex nor Signal Hill is aware of any information that would indicate that any of the transactions used in the selected transactions analysis were distressed sales or were otherwise entered into under financial or market circumstances which would have negatively impacted the terms of the transaction. The Preliminary Merger Proxy Statement has been revised to reflect that Signal Hill is not aware of any such information.

24.	Please revise to explain your M&A premiums analysis and calculation in greater detail. Also, explain the statement “[h]aving reviewed both adjusted mean (removing the highest and lowest data points) and median premiums, Signal Hill applied a premium range of 36.9% to 62.4%.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on pages 37 through 39 to explain the statement and provide greater detail on Signal Hill’s M&A premiums analysis and calculation.
Certain Company Forecasts, page 37
25.	Please revise to indicate the date on which the forecasts presented herein were finalized, given to GDC Holdings Inc. and given to Signal Hill.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to indicate the dates the financial forecasts were prepared and provided to Parent, Merger Sub, Party B and Signal Hill.

26.	We note your statement that the inclusion of your forecasts “should not be regarded as an indication that [y]our board of directors, the board of directors’ advisors or any other person considered, or now considers, such financial forecasts to be material or to be a reliable prediction of actual future results.” If the projections no longer reflect management’s view of future performance then revise to provide updates or explain the changed circumstances as to why the projections are no longer valid. Please revise as appropriate or advise.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to delete this reference and to indicate that the financial forecasts do not take into account or give effect to the Merger.

27.	We note your statement on page 38 that your “forecasts do not reflect revised prospects for [y]our business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared.” Please revise to clarify your statement.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to delete this reference and indicate that the forecasts do not take into account the effects of the Merger or any changes that may be implemented after the consummation of the Merger.

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

Interests of Directors and Executive Officers in the Merger, page 40
28.	Please revise to present the total amount of proceeds payable to your officers and directors as a result of the merger transaction, including from existing shares of common stock.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to disclose the total amount of proceeds payable to our executive officers and directors as a result of the Merger.

29.	Please disclose the dates on which the options and restricted shares were granted in this section.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to disclose the dates on which the options and restricted shares were granted.

30.	Please revise to indicate the amount of potential payments pursuant to the change in control and severance agreements for each of Mr. Brown, Mr. Green, Mr. Becker and Mr. Coll.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised to indicate the amount of potential payments pursuant to the change in control severance agreements for these executive officers.
The Merger Agreement, page 45
31.	We note your statement on page 49 that investors “should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.” Please note that shareholders and investors are entitled to rely upon disclosure in your filing, including disclosure regarding representations and warranties contained in your merger agreement. Please revise the disclaimer accordingly and consider whether additional specific disclosure of material contractual provisions is necessary.

RESPONSE: The Preliminary Merger Proxy Statement has been revised to remove this statement.

32.	Please address how your merger agreement defines “material adverse effect” for all relevant purposes.

RESPONSE: As requested, the Preliminary Merger Proxy Statement has been revised on page 7 to state the definition of “material adverse effect” to National Dentex, which is the first place that the term is used in the Preliminary Merger Proxy Statement.
Where You Can Find More Information, page 66
33.	Please revise to specifically include your Form 10-K/A filed 4/30/2010 and your Form 10-Q filed 5/14/2010 in your incorporation by reference section.

RESPONSE: As requested, the Preliminary Proxy Merger Statement has been revised to include the Form 10-K/A filed on April 30, 2010, the Form 10-Q filed on May 14, 2010 and the Current Report on Form 8-K filed on May 13, 2010.
*     *     *
In addition, as requested by the Staff, National Dentex Corporation acknowledges that:
▪	National Dentex is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
Re: National Dentex Corporation
June 4, 2010

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	National Dentex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions or comments that you may have to the undersigned (617-973-6197) or Michael Andresino (617-973-6113). Thank you for your assistance.

Very truly yours,
/s/ Thomas S. Brennan
Thomas S. Brennan, Esq.

cc:	David L. Brown, Chairman and CEO Richard F. Becker, Jr., Executive Vice President Donald H. Siegel, P.C. David M. Barbash, Esq.